Mail Stop 03-06

April 22, 2005



VIA U.S. MAIL AND FAX (520) 512-8019

Mr. Shaun D. McMeans
Chief Operating Officer and Chief Financial Officer
LXU Healthcare, Inc.
3708 East Columbia Street
Tucson, Arizona 85714

	Re:	LXU Healthcare, Inc.
		Form 10-K for the year ended June 30, 2004


Dear Mr. McMeans:

      We have reviewed your response dated March 2, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the year ended June 30, 2004

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page F-10

1. We note your response to our prior comment 5 and understand that the training and any additional services provided to customers by sales representatives are part of the marketing and sales process and are not separate or discrete earnings events. In addition, we noted that you state any additional services are provided at your option and the company has no contractual obligation. Please clarify the following for us:
* Tell us if any customers are charged for any training or additional services. Tell us how you account for such revenue and at what point in the earnings process the revenue is recognized.
* Quantify for us the amount of revenue the company earns through providing services in total, regardless of whether the services are provided in conjunction with the product sale or through the sales and marketing process, at your option or the customers.
* Tell us if these additional services have any value to the customer on a standalone basis.
* Lastly, tell us if there is an objective and reliable evidence of the fair value of the services.

We refer you to paragraph 9 of EITF 00-21.


Note 8. Preferred Stock - Page F-17

2. We note your response to our prior comment 8. Please clarify for us how the company determined that the Series G stock actually contained an embedded derivative that would be accounted for in accordance with SFAS 133. In addition, clarify how all of the criteria in paragraph 12 of SFAS 133 were met.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief



Mr. Shaun D. McMeans
LXU Healthcare, Inc.
April 22, 2005
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